UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Flight Safety Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

33942T207

(CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☒

Rule 13d-1(c)

☐

Rule 13d-1(d)

———————

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33942T207

1	Name of Reporting Persons. I.R.S. Identification Nos. of above person (entities only) Riley Investment Partners Master Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares	5	Sole Voting Power 823,700
Beneficially Owned by	6	Shared Voting Power -0-
Each Reporting	7	Sole Dispositive Power 823,700
Person With	8	Shared Dispositive Power -0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person 823,700
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 10.0%[1]
12	Type Of Reporting Person (See Instructions) PN

———————

Based on 8,215,210 shares of common stock of Flight Safety Technologies, Inc. (the “Issuer”) outstanding at January 16, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2006 filed with the Securities and Exchange Commission on January 16, 2007.

CUSIP No. 33942T207

1	Name of Reporting Persons. I.R.S. Identification Nos. of above person (entities only) Riley Investment Management LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares	5	Sole Voting Power 823,700[2]
Beneficially Owned by	6	Shared Voting Power 165,200[3]
Each Reporting	7	Sole Dispositive Power 823,700[2]
Person With	8	Shared Dispositive Power 165,200[3]
9	Aggregate Amount Beneficially Owned by Each Reporting Person 823,700[3]
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11	Percent of Class Represented by Amount in Row (9) 10.0%[1]
12	Type Of Reporting Person (See Instructions) IA

———————

1

Based on 8,215,210 shares of common stock of Flight Safety Technologies, Inc. (the “Issuer”) outstanding at January 16, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2006 filed with the Securities and Exchange Commission on January 16, 2007.

2

Because Riley Investment Management LLC has sole investment and voting power over 823,700 shares of Common Stock held by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

3

Riley Investment Management LLC has shared voting and dispositive power over 165,200 shares of Common Stock held by its investment advisory client.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares.

CUSIP No. 33942T207

1	Name of Reporting Persons. I.R.S. Identification Nos. of above person (entities only) B. Riley & Co. Retirement Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares	5	Sole Voting Power 2,600
Beneficially Owned by	6	Shared Voting Power 0
Each Reporting	7	Sole Dispositive Power 2,600
Person With	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,600
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.0%[1]
12	Type Of Reporting Person (See Instructions) EP

———————

1

Based on 8,215,210 shares of common stock of Flight Safety Technologies, Inc. (the “Issuer”) outstanding at January 16, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2006 filed with the Securities and Exchange Commission on January 16, 2007.

CUSIP No. 33942T207

1	Name of Reporting Persons. I.R.S. Identification Nos. of above person (entities only) Bryant Riley
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares	5	Sole Voting Power 869,600[2]
Beneficially Owned by	6	Shared Voting Power 165,200[3]
Each Reporting	7	Sole Dispositive Power 869,600[2]
Person With	8	Shared Dispositive Power 165,200[3]
9	Aggregate Amount Beneficially Owned by Each Reporting Person 826,300[2,3]
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11	Percent of Class Represented by Amount in Row (9) 10.1%[1]
12	Type Of Reporting Person (See Instructions) IN

———————

1

Based on 8,215,210 shares of common stock of Flight Safety Technologies, Inc. (the “Issuer”) outstanding at January 16, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2006 filed with the Securities and Exchange Commission on January 16, 2007.

2

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 823,700 shares owned of record by Riley Investment Partners Master Fund, L.P.  Includes 2,600 shares owned by B. Riley & Co. Retirement Trust.  Because Mr. Riley, in his role as Trustee of the B. Riley & Co. Retirement Trust, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 2,600 shares owned by B. Riley & Co. Retirement Trust.  Includes 43,300 shares of Common Stock owned by custodial accounts of Mr. Riley’s children.  Although Mr. Riley controls voting and investment decisions in his role as custodian for the children’s accounts, Mr. Riley disclaims beneficial ownership of these shares.

CUSIP No. 33942T207

3

Riley Investment Management LLC has shared voting and dispositive power over 165,200 shares of Common Stock owned by its investment advisory client.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of these shares.

CUSIP No. 33942T207

Item 1.

(a) Name of Issuer

Flight Safety Technologies, Inc.

(b) Address of Issuer’s Principal Executive Offices

28 Cottrell Street

Mystic, Connecticut 06355

Item 2.

1.

Riley Investment Partners Master Fund, L.P. (Cayman Islands limited partnership)

Riley Investment Management LLC (Delaware limited liability company)

Bryant Riley (individual residing in California)

2.

B. Riley & Co. Retirement Trust (employee benefit plan)

(b) Address of Principal Business Office or, if none, Residence

1.

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

2.

11100 Santa Monica Blvd.

Suite 800

Los Angeles, CA 90025

(c) Citizenship

United States

(d) Title of Class of Securities

Common Stock

(e) CUSIP Number

33942T207

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No.  33942T207

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

For each Reporting Person:

(a) Amount beneficially owned: Please see Line 9 on the cover sheet for each reporting person (including footnotes thereto).

(b) Percent of class: Please see Line 11 on the cover sheet for each reporting person (including footnotes thereto).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:   Please see Line 5 on the cover sheet for each reporting person (including footnotes thereto).

(ii) Shared power to vote or to direct the vote:   Please see Line 6 on the cover sheet for each reporting person (including footnotes thereto).

(iii) Sole power to dispose or to direct the disposition of:   Please see Line 7 on the cover sheet for each reporting person (including footnotes thereto).

(iv) Shared power to dispose or to direct the disposition of:   Please see Line 8 on the cover sheet for each reporting person (including footnotes thereto).

CUSIP No. 33942T207

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.

Identification and Classification of Members of the Group.

Not applicable

Item 9.

Notice of Dissolution of Group.

Not applicable

Item 10.

Certification

(b)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 33942T207

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 17, 2007

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management, its General
Partner
By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Managing Member

Riley Investment Management, LLC

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Managing Member

B. Riley & Co. Retirement Trust

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Managing Member

By:	/s/ BRYANT R. RILEY
Bryant R. Riley

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